UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 10, 2025

Agriculture & Natural Solutions Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41861	98-1591619
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer Identification No.)
incorporation)

712 Fifth Avenue, 36th Floor
New York, NY	10019
(Address of principal executive offices)	(Zip Code)

(212) 993-0076

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one warrant	ANSCU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	ANSC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	ANSCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Definitive Agreement.

The disclosure set forth below under Item 1.02 of this Current Report on Form 8-K (this “Current Report”) is incorporated by reference herein.

Item 1.02 Termination of a Material Definitive Agreement.

As previously disclosed, on August 28, 2024, Agriculture & Natural Solutions Acquisition Corporation, a Cayman Islands exempted company (the “Company”), Agriculture & Natural Solutions Company Limited ACN 680 144 085, an Australian unlisted public company limited by shares and affiliated with Sponsor (as defined below) (“NewCo”), Merino Merger Sub 1 Inc., a Cayman Islands exempted company and wholly owned subsidiary of NewCo (“Merger Sub 1”), Merino Merger Sub 2 Inc., a Cayman Islands exempted company and wholly owned subsidiary of NewCo (“Merger Sub 2”), Raymond T. Dalio, in his capacity as Trustee of the Raymond T. Dalio Revocable Trust (“Dalio”), Bell Group Holdings Pty Limited ACN 004 845 710, an Australian private company (together with Dalio, the “Sellers”), Australian Food & Agriculture Company Limited ACN 005 858 293, an Australian unlisted public company limited by shares (“AFA”), and, solely with respect to Section 2.07 of the Business Combination Agreement (as defined below), Agriculture & Natural Solutions Acquisition Sponsor LLC, a Cayman Islands limited liability company (“Sponsor” and together with the Company, NewCo, Merger Sub 1, Merger Sub 2, the Sellers and AFA, collectively, the “Parties”), entered into a Business Combination Agreement (the “Business Combination Agreement”).

On April 10, 2025, pursuant to Section 11.01(a) of the Business Combination Agreement, the Parties entered into a Termination of the Business Combination Agreement (“Termination Agreement”) to terminate the Business Combination Agreement (the “Termination”). The parties mutually determined to terminate the Business Combination Agreement due to increasingly volatile equity market conditions. As a result of the Termination Agreement, the Business Combination Agreement and all Ancillary Agreements (as defined in the Business Combination Agreement) other than the Limited Guaranty (as defined in the Termination Agreement) and the Confidentiality Agreement (as defined in the Business Combination Agreement) are of no further force and effect, with the exception of certain provisions thereof, including, but not limited to, the Company’s obligation to pay certain expenses incurred by the parties in connection with the Business Combination Agreement and related transactions, which shall survive the Termination and be satisfied in accordance with the terms of the Business Combination Agreement and/or the Termination Agreement, as applicable.

Additionally, each of the Parties has agreed, on behalf of themselves and their respective related parties, to a release of claims relating to the Business Combination Agreement and the related transactions, including the Termination, subject to certain exceptions, as set forth in the Termination Agreement.

The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by the Termination Agreement, which is filed as an exhibit to this Current Report as Exhibit 10.1.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description of Exhibits
10.1	Termination Agreement by and among the Company, NewCo, Merger Sub 1, Merger Sub 2, the Sellers, AFA and Sponsor, dated April 10, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Agriculture & Natural Solutions Acquisition Corporation

Date: April 11, 2025	By:	/s/ Thomas Smith
	Name:	Thomas Smith
	Title:	Chief Financial Officer, Chief Accounting Officer and Secretary

Exhibit 10.1

Execution Version

TERMINATION OF THE

BUSINESS COMBINATION AGREEMENT

THIS TERMINATION OF THE BUSINESS COMBINATION AGREEMENT (this “Termination Agreement”) is entered into as of 10 April, 2025 (the “Termination Date”), by and among Agriculture & Natural Solutions Acquisition Corporation, a Cayman Islands exempted company (“SPAC”), Agriculture & Natural Solutions Company Limited ACN 680 144 085, an Australian unlisted public company limited by shares (“NewCo”), Merino Merger Sub 1 Inc., a Cayman Islands exempted company (“Merger Sub 1”), Merino Merger Sub 2 Inc., a Cayman Islands exempted company (“Merger Sub 2”), Raymond T. Dalio, in his capacity as Trustee of the Raymond T. Dalio Revocable Trust (“Dalio”), Bell Group Holdings Pty Limited ACN 004 845 710, an Australian private company (together with Dalio, the “Sellers”), Australian Food & Agriculture Company Limited ACN 005 858 293, an Australian unlisted public company limited by shares (“AFA”) and Agriculture & Natural Solutions Acquisition Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor” and together with SPAC, NewCo, Merger Sub 1, Merger Sub 2, the Sellers and AFA the “Parties”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Agreement (as defined below).

RECITALS

WHEREAS, SPAC, AFA, the Sellers, NewCo, Merger Sub 1, Merger Sub 2, and, solely with respect to Section 2.07 thereof, the Sponsor entered into that certain Business Combination Agreement, dated as of August 28, 2024 (the “Agreement”);

WHEREAS, concurrently with the entry into the Agreement, AFA, the Sellers, the Sponsor, and David Leuschen entered into that certain Limited Guaranty (the “Limited Guaranty”), pursuant to which the Sponsor and Mr. Leuschen (collectively, the “Guarantors”) each absolutely, irrevocably and unconditionally guaranteed, to AFA and the Sellers, as guaranteed parties, the due and punctual payment of the Guaranteed Obligations (as defined in the Limited Guaranty) in accordance with the terms of the Limited Guaranty;

WHEREAS, the Parties desire to terminate the Agreement in accordance with Section 11.01(a) thereof as more fully set forth herein;

WHEREAS, pursuant to the Agreement, certain provisions of the Agreement survive termination of the Agreement, including SPAC’s obligation to pay certain Company Transaction Expenses in accordance with Section 11.04 of the Agreement and as set forth on Exhibit A hereto; and

WHEREAS, concurrently with the execution of this Termination Agreement, SPAC (or the Guarantors on SPAC’s behalf) has paid the aggregate amount of Company Transaction Expenses set forth on Exhibit A hereto to the account(s) specified in writing by AFA or the Sellers (the “Accounts”).

NOW THEREFORE, in consideration of the foregoing and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

TERMINATION

1.
Termination of the Business Combination Agreement. Pursuant to Section 11.01(a) of the Agreement, the Parties hereby agree by mutual consent to terminate the Agreement effective as of the date hereof and, upon such termination, the Agreement shall be, and it hereby is, void and of no effect, and there shall be no liability or obligation on the part of any Party or their respective Affiliates (as defined in Section 6), officers, directors or stockholders arising out of or pursuant to the Agreement, except (i) as set forth in Article XI and Article XII of the Agreement, and any corresponding definitions set forth in Article I of the Agreement, which shall survive the termination of the Agreement and remain in full force and effect in accordance with Section 11.02 of the Agreement and (ii) the Limited Guaranty and the Confidentiality Agreement (together with this Termination Agreement and the Agreement, the “Agreements”) shall each survive the termination of the Agreement and remain in full force and effect in accordance with their terms.
2.
Termination of the Ancillary Agreements. The Parties acknowledge and agree that, effective as of the date hereof, each of the Ancillary Agreements that have been entered into prior to the date hereof (other than the Limited Guaranty and the Confidentiality Agreement) shall be automatically terminated without further action on the part of the parties thereto and none of the provisions thereof shall be of any further force or effect, including provisions thereof, as the case may be, that by their terms would otherwise have survived such termination.
3.
No Reliance. Each Party acknowledges and agrees that in entering into this Termination Agreement, except as expressly set forth herein, it is not relying on any representations or warranties made by any Person (including any officers, directors, attorneys, representatives, employees, agents, and insurers of any Party) regarding this Termination Agreement or the implications hereof.
4.
Further Cooperation to Effectuate This Termination Agreement. Each Party covenants and agrees that, without expanding their substantive obligations hereunder, it shall, and shall direct its respective Affiliates, officers, directors and Subsidiaries to, cooperate with the other Parties and do all acts and execute and obtain all documents, to the full extent necessary or appropriate, to implement and enforce this Termination Agreement according to its terms. Without limiting the generality of the foregoing, the Parties shall, and shall direct their respective Affiliates, officers, directors and Subsidiaries to, cooperate with each other in connection with the withdrawal of any applications to or termination of proceedings before any Governmental Authority, in each case to the extent applicable and required, in connection with the Transactions.
5.
Representations of the Parties; Entity Level Power/Authorization. Each Party hereby represents and warrants that:
a.
it has the entity level power and authority and the legal right to make, deliver and perform under this Termination Agreement, and has taken all necessary entity level actions to authorize execution, delivery and performance under this Termination Agreement;
b.
this Termination Agreement has been duly executed and delivered on its behalf; and
c.
this Termination Agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights and remedies of creditors generally and the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).
6.
Release of Claims.
a.
Release and Discharge by AFA and the Sellers. In consideration of the terms and conditions set forth in this Termination Agreement, each of AFA and the Sellers, on behalf of themselves and their respective Subsidiaries, as applicable, and respective Affiliates, hereby fully, finally and completely release and discharge SPAC, NewCo, Merger Sub 1, Merger Sub 2, the Sponsor and each of their respective Subsidiaries and Affiliates (collectively, the “SPAC Parties”), of and from any and all claims, rights, causes of action, liens, debts, obligations, liabilities, demands, agreements, damages or injuries of any nature or sort (whether known or unknown, liquidated or unliquidated, contingent or fixed, past or present) that are based on, arise out of, incidental to, in connection with, or related in any way to, the Agreement, the other Transaction Documents or the Transactions, including the events leading to the termination of the Agreement (the “Released Claims”), from the beginning of time through the date hereof, except for any claims arising as a result of breach of this Termination Agreement or any provisions of the Agreement or the other Transaction Documents which expressly survive the termination of the Agreement, including (i) SPAC’s obligation to pay certain Company Transaction Expenses in accordance with Section 11.04 of the Agreement and Section 8 of this Termination Agreement, (ii) the Guarantors’ obligations to pay the Guaranteed Obligations to AFA or the Sellers in accordance with the Limited Guaranty, and (iii) the SPAC Parties’ obligations under the terms of the Confidentiality Agreement. For purposes of this Termination Agreement, “Affiliates” means a Party’s current and future parent companies, subsidiaries and other affiliated entities, and the officers, directors, shareholders, managers, members, partners, principals, employees, consultants, representatives and agents of such Party, and of such Party’s parent company, subsidiaries and other affiliated entities, and the successors and assigns of each of them as well as, with respect to each Party, a Person who, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Party.
b.
Release and Discharge by the SPAC Parties. In consideration of the terms and conditions set forth in this Termination Agreement, each of the SPAC Parties, on behalf of themselves and their respective Subsidiaries, as applicable, and respective Affiliates, hereby fully, finally and completely release and discharge each of AFA, the Sellers and their Subsidiaries, as applicable, and respective Affiliates, of and from any and all Released Claims, from the beginning of time through the date hereof, except for any claims arising as a result of breach of this Termination Agreement or any provisions of the Agreement or the other Transaction Documents which expressly survive the termination of the Agreement.

7.
Governing Law; Waiver of Jury Trial; Specific Performance. Section 12.06, Section 12.07 and Section 12.10 of the Agreement are hereby incorporated by reference into this Termination Agreement, mutatis mutandis.
8.
Expenses. The Parties hereby acknowledge and agree that Section 11.04 of the Agreement shall survive after the execution of this Termination Agreement. Concurrently with the execution of this Termination Agreement, pursuant to Section 11.04 of the Agreement, SPAC (or the Guarantors on SPAC’s behalf) has paid the aggregate amount of Company Transaction Expenses set forth on Exhibit A hereto, which the Parties agree and acknowledge represent all of the Company Transaction Expenses required to be paid by SPAC pursuant to Section 11.04 of the Agreement and/or the Guarantors pursuant to the Limited Guaranty, to the Accounts (the “Expense Reimbursement”). The Parties acknowledge and agree that the Guaranteed Obligations under the Limited Guaranty include the Expense Reimbursement obligations of the SPAC under Section 11.04 of the Agreement and Section 8 of this Termination Agreement. The Expense Reimbursement shall be made free and clear of and without withholding or deduction for any present or future Taxes unless the withholding or deduction for such Taxes is required by Law. If any deduction or withholding for, or on account of, any Taxes is required by Law, SPAC shall pay to the Accounts such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments after such withholding or deduction (including any such withholding or deduction from such Additional Amounts) will equal the amounts that would have been received in respect of the Expense Reimbursement in the absence of such withholding or deduction. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be timely remitted to the applicable Governmental Authority.
9.
Publicity. The Parties hereby agree that no public release, filing or announcement (including through social media platforms) concerning the Termination Agreement, the Agreement or the Transactions shall be issued by any Party or any of their Affiliates without the prior written consent (not to be unreasonably withheld, conditioned or delayed) of the other Parties. The Parties acknowledge and agree that, following the execution of this Termination Agreement, SPAC may issue a press release and file a Current Report on Form 8-K reporting the execution of this Termination Agreement in a form mutually agreed upon by the Parties.
10.
Non-Disparagement. For the consideration described herein, each Party agrees that the other Parties’ goodwill and reputation are assets of great value which were obtained through significant costs, time and effort. Therefore, each Party agrees that, in communications with other persons they shall not in any way disparage, criticize, deride, libel or defame the other Parties, their Affiliates, their respective business or business practices, services, officers, directors, shareholders, or employees. Each Party understands and agrees that non-disparagement is a material term of the release of claims in this Termination Agreement and that any breach of this provision will constitute a material breach of this Termination Agreement. Notwithstanding the foregoing, this Section 10 shall not be construed to prohibit or restrain any criticism or other statements made, directly or indirectly, in communications exclusively between or among any Party or their respective attorneys, to the extent such communications or statements are made in the ordinary course of business.
11.
Claims Against Trust Account. AFA and the Sellers agree that, notwithstanding any other provision contained in this Termination Agreement, AFA and the Sellers do not have, and shall not at any time have, any claim to, or make any claim against, the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between AFA and the Sellers on the one hand, and SPAC, NewCo, Merger Sub 1, Merger Sub 2 and/or the Sponsor on the other hand, this Termination Agreement, the Agreement or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to as the “Claims”). Notwithstanding any other provision contained in this Termination Agreement, AFA and the Sellers hereby irrevocably waive any Claim it and its Affiliates may have, now or in the future and will not seek recourse against the Trust Account for any reason whatsoever in respect thereof; provided, however, that the foregoing waiver will not limit or prohibit AFA and/or the Sellers from pursuing a claim against SPAC or any other person (i) for legal relief against monies or other assets of SPAC held outside of the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) or for Fraud or (ii) for damages for breach of the Agreements against SPAC or any of their respective successor entities in the event SPAC consummates, directly or indirectly, a business combination transaction with another party. In the event that AFA, the Sellers, or any of their Affiliates commences any action or proceeding against or involving the Trust Account in violation of the foregoing, SPAC shall be entitled to recover from AFA and/or the Sellers, as applicable, the associated reasonable legal fees and costs in connection with any such action, in the event SPAC prevails in such action or proceeding.

12.
Confidential Information. In accordance with Section 4.6(a) of the Confidentiality Agreement, AFA and the Sellers hereby request the return or destruction of all Confidential Information (as defined in the Confidentiality Agreement) and SPAC hereby agrees that it shall comply with the terms of the Confidentiality Agreement with respect to such request.
13.
Entire Agreement. Except for (i) the obligations or provisions of the Agreement that expressly survive in accordance with the terms thereof, (ii) the Limited Guaranty and (iii) the Confidentiality Agreement, this Termination Agreement constitutes the entire agreement of the Parties with respect to the subject matter hereof, and supersedes all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof.
14.
Headings. The headings contained in this Termination Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Termination Agreement.
15.
Counterparts. This Termination Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by each Party in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, each Party has caused this Termination Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AGRICULTURE & NATURAL SOLUTIONS ACQUISITION CORPORATION

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Chief Financial Officer, Chief Accounting Officer and
Secretary

AGRICULTURE & NATURAL SOLUTIONS COMPANY LIMITED

By:	/s/ Robert (Bert) Glover
Name:	Robert (Bert) Glover
Title:	Director

MERINO MERGER SUB 1 INC.

By:	/s/ David Leuschen
Name:	David Leuschen
Title:	Director

MERINO MERGER SUB 2 INC.

By:	/s/ David Leuschen
Name:	David Leuschen
Title:	Director

Signature Page to

Termination of the

Business Combination Agreement

AUSTRALIAN FOOD & AGRICULTURE COMPANY LIMITED

By:	/s/ Alastair Provan
Name:	Alastair Provan
Title:	Chairman

BELL GROUP HOLDINGS PTY LTD

By:	/s/ Andrew George Bell
Name:	Andrew George Bell
Title:	Director

/s/ Raymond T. Dalio
Raymond T. Dalio, in his capacity as Trustee of the Raymond T. Dalio Revocable Trust

Signature Page to

Termination of the

Business Combination Agreement

AGRICULTURE & NATURAL SOLUTIONS ACQUISITION SPONSOR LLC

By:	/s/ Thomas Smith
Name:	Thomas Smith
Title:	Authorized Person

Signature Page to

Termination of the

Business Combination Agreement

Exhibit A

AFA and Sellers Transaction Expenses

	Payee	Amount (AUD, unless otherwise noted)
1.	Australian Food & Agriculture Company Limited	$1,995,850
2.	Raymond T. Dalio, in his capacity as Trustee of the Raymond T. Dalio Revocable Trust	$1,889,402 USD
TOTAL		$5,000,000[1]
3.	KPMG – not subject to cap	$510,620

1 Based on a conversion rate of 1.59 AUD to 1 USD